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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Buente, Stephen M. (Last) (First) (Middle)		Eaton Corporation (ETN)

	Eaton Corporation Eaton Center 1111 Superior Avenue	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Cleveland, OH 44114 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Senior Vice President and Group Executive - Automotive

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Shares		2/26/2002				A(1)		2,500.00	A			11,773.00		D

													4,504.76		I		by trustee of Eaton Savings Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Option		$81.21		2/26/2002				A		22,000.00

	Phantom Share Units		N/A		(4)				A		463.40

	Phantom Share Units		N/A		(5)				A		1,092.73

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	2/26/2012		Common Shares	22,000.00				22,000.00		D (3)

		N/A		Common Shares	463.40						D(4)

		N/A		Common Shares	1,092.73				16,301.22		D(5)

Explanation of Responses:

1. These shares represent restricted shares issued under an Eaton Corporation stock plan, and are subject to risk of forfeiture which lapses over time.

2. These options are exercisable as to one-third of the shares granted on each of the first, second and third anniversaries of the date of grant.

3. Granted under an employee stock option plan pursuant to Rule 16b-3.

4. Phantom Share Units acquired during 2002 pursuant to the Eaton Corporation Incentive Compensation Deferral Plan in transactions exempt under Rule 16b-3.

5. Phantom Share Units acquired during 2002 pursuant to the Eaton Corporation Deferred Incentive Compensation Plan in transactions exempt under Rule 16b-3.

*/s/ Stephen M. Buente	2/13/2003
**Signature of Reporting Person *By /s/ Claudia J. Taller as Attorney-in-fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.